FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                        For the month of September, 2003


                                 UNILEVER N.V.
                (Translation of registrant's name into English)

     WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                          UNILEVER N.V.

                                                         /S/ A. BURGMANS
                                                         By  A. BURGMANS
                                                             CHAIRMAN


                                                        /S/ J.A.A. VAN DER BIJL
                                                        By  J.A.A. VAN DER BIJL
                                                            SECRETARY

Date:September 18, 2003

                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated 18 September
                            2003 - Director Shareholding

Exhibit 99




Notification form for transactions in securities by members of the Board of Directors as well as members of the Supervisory Board (section 2a Wmz 1996)

Part I

1.     Name of the issuing institution :          Unilever N.V.

2.     Name of the person obliged to notify :     A. Burgmans

3. Statement of the total number of securities prior to the transaction (NB: with respect to the initial notification, you only have to fill out questions 1 and 2, the table below and part II of this form):


Type of security                        Name of the issuing     Number of           Total capital    Total voting rights
                                        institution             securities


Ordinary share, nominal value NLG 1.12  Unilever N.V.           12,048              NLG 13,493.76    134,937

Depositary receipt ("certificaat") for  Unilever N.V.           26,842              NLG 30,063.04    0
ordinary share, nominal value NLG 1.12

NLG 0.10 cum. Preference share          Unilever N.V.           7,750               NLG 775          7,750

Employee option on ordinary share of    Unilever N.V.           107,612             NLG 0            0
nominal value NLG 1.12


Sort of security involved in the transaction

4.     type of security                              : Option

(Share/ Convertible bond/ Option/ Warrant/ Other)

5.     To be filled out if applicable


Nominal value of the (underlying) share               : N.A.

Option series     : 50 options in ordinary shares, granted on 15 September 1998 under the "Nederlands Aandelenoptieplan" (Netherlands Employee Option Plan)

Exercise price/conversion rate                    : EUR 57.63

Expiration date                                   : 15 September 2003

Transaction in the security indicated in questions 4 and 5

6.     Transaction date                           : "15 September 2003"

7a.     Number of securities acquired in the transaction  :

None, the 50 options were not exercised as they were under water resulting in the lapse of the options

b.     Number of securities sold in the transaction          :

8.     Purchase price and/or selling price               :

9.     Transaction according to an investment management agreement: O YES  X NO

10.    Statement of the total number of securities after the transaction:


Type of security                        Name of the issuing     Number of           Total capital    Total voting rights
                                        institution             securities

Ordinary share, nominal value NLG 1.12  Unilever N.V.           12,048              NLG 13,493.76    134,937

Depositary receipt ("certificaat") for  Unilever N.V.           26,842              NLG 30,063.04    0
ordinary share, nominal value NLG 1.12

NLG 0.10 cum. Preference share          Unilever N.V.           7,750               NLG 775          7,750

Employee option on ordinary share of    Unilever N.V.           107,562             NLG 0            0
nominal value NLG 1.12


Notification under the 'regular' Wmz 1996


In the event that the percentage of your holding in the issuing institution comes within a bandwidth other than that immediately prior to the acquisition or disposal, you are also obliged to notify the percentage of your holding according to section 2 of the Wmz 1996. You can fill out the required information below.

Capital Interest (total)          %          Voting Rights (total)          %

- Direct actual                   %          - Direct actual                %

- Direct potential                %          - Direct potential             %

- Indirect actual                 %          - Indirect actual              %

- Indirect potential              %          - Indirect potential           %

Denominator Capital Interest EUR.....................

Denominator Voting Rights ......................(number)

1. Is this the first notification under section 2 of the Wmz 1996:     yes    no

2. Is this the first notification the issuing institution concerned:   yes    no

3. If a notification relates to an indirect interest, the applied allocation rule(s) must be indicated.

The allocation rules are;

- the Capital interest and/or Voting rights are at the disposal of a
  subsidiary                                                                 O

- the Capital interest and/or Voting rights are held by a third party for the
  account of the Person subject to notification duty                         O

- the Voting rights are pursuant to a voting rights agreement                O


Part II notification form section 2a Wmz 1996

(Intended solely to enable the Netherlands Authority for the Financial Markets to verify this notification; this information will not be entered in the register)

Address of the person obliged to notify                     :

Postal code & residence of the person obliged to notify     :

What is the relation between the person obliged to notify and the issuing institution? Indicate by ticking the appropriate category:

1. Member of the Board of Directors                          : X  YES       NO

2. Member of the Board of Directors of an affiliated company :    YES    X  NO

3. Member of the Supervisory Board                           :    YES    X  NO

4. Member of the Supervisory Board of an affiliated company  :    YES    X  NO

Is the notification made through the Compliance Officer of the issuing
institution:                                                   X  YES       NO

To the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct:

Name of the Contact person                    Date: 16 September 2003

Mr. W.G.M. Mulders

Unilever N.V.

Postbus 760

3000 DK Rotterdam

Telephone: +31-10-2174738

Telefax:: +31-10-2174419

E-mail: wouter.mulders@unilever.com

                                        Signature:

                                        J.A.A. van der Bijl

                                        Compliance Officer


Notification form for transactions in securities by members of the Board of Directors as well as members of the Supervisory Board (section 2a Wmz 1996)

Part I

1.     Name of the issuing institution:          Unilever N.V.

2.     Name of the person obliged to notify:     N.W.A. FitzGerald

3. Statement of the total number of securities prior to the transaction (NB: with respect to the initial notification, you only have to fill out questions 1 and 2, the table below and part II of this form):


Type of security                        Name of the issuing     Number of        Total capital       Total voting rights
                                        institution             securities

Ordinary share, nominal value NLG 1.12  Unilever N.V.           16,449           NLG 18,422.88       184,228

Employee option on ordinary share of    Unilever N.V.           147,212          0                   0
nominal value NLG 1.12

Sort of security involved in the transaction

4.     type of security                              : Option

(Share/ Convertible bond/ Option/ Warrant/ Other)

5.     To be filled out if applicable


Nominal value of the (underlying) share               : N.A.

Option series     : 50 options in ordinary shares, granted on 15 September 1998 under the "Nederlands Aandelenoptieplan" (Netherlands Employee Option Plan)

Exercise price/conversion rate                    : EUR 57.63

Expiration date                                   : 15 September 2003

Transaction in the security indicated in questions 4 and 5

6.     Transaction date                           : "15 September 2003"

7a.     Number of securities acquired in the transaction          :

None, the 50 options were not exercised as they were under water resulting in the lapse of the options

b.     Number of securities sold in the transaction               :

8.     Purchase price and/or selling price               :

9.   Transaction according to an investment management agreement:  O YES   X NO

10.     Statement of the total number of securities after the transaction:


Type of security                        Name of the issuing     Number of        Total capital       Total voting rights
                                        institution             securities

Ordinary share, nominal value NLG 1.12  Unilever N.V.           16,449           NLG 18,422.88       184,228


Employee option on ordinary share of    Unilever N.V.           147,162          0                   0
nominal value NLG 1.12

Notification under the 'regular' Wmz 1996

In the event that the percentage of your holding in the issuing institution comes within a bandwidth other than that immediately prior to the acquisition or disposal, you are also obliged to notify the percentage of your holding according to section 2 of the Wmz 1996. You can fill out the required information below.

Capital Interest (total)          %          Voting Rights (total)          %

- Direct actual                   %          - Direct actual                %

- Direct potential                %          - Direct potential             %

- Indirect actual                 %          - Indirect actual              %

- Indirect potential              %          - Indirect potential           %

Denominator Capital Interest EUR .....................

Denominator Voting Rights ......................(number)

1. Is this the first notification under section 2 of the Wmz 1996:    yes     no

2. Is this the first notification the issuing institution concerned:  yes     no

3. If a notification relates to an indirect interest, the applied allocation rule(s) must be indicated.

The allocation rules are;

- the Capital interest and/or Voting rights are at the disposal of a
  subsidiary                                                                 O

- the Capital interest and/or Voting rights are held by a third party for the
  account of the Person subject to notification duty                         O

- the Voting rights are pursuant to a voting rights agreement                O


Part II notification form section 2a Wmz 1996


(Intended solely to enable the Netherlands Authority for the Financial Markets to verify this notification; this information will not be entered in the register)

Address of the person obliged to notify:

Postal code & residence of the person obliged to notify:

What is the relation between the person obliged to notify and the issuing institution? Indicate by ticking the appropriate category:

1. Member of the Board of Directors                          : X  YES      NO

2. Member of the Board of Directors of an affiliated company :    YES   X  NO

3. Member of the Supervisory Board                           :    YES   X  NO

4. Member of the Supervisory Board of an affiliated company  :    YES   X  NO

Is the notification made through the Compliance Officer of the issuing
institution:                                                   X  YES      NO

To the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct:

Name of the Contact person                    Date: 16 September 2003

Mr. W.G.M. Mulders

Unilever N.V.

Postbus 760

3000 DK Rotterdam

Telephone: +31-10-2174738

Telefax:: +31-10-2174419

E-mail: wouter.mulders@unilever.com


                                        Signature:

                                        J.A.A. van der Bijl

                                         Compliance Officer


Notification form for transactions in securities by members of the Board of Directors as well as members of the Supervisory Board (section 2a Wmz 1996)

Part I

1.     Name of the issuing institution :          Unilever N.V.

2.     Name of the person obliged to notify :     R.H.P. Markham

3. Statement of the total number of securities prior to the transaction (NB: with respect to the initial notification, you only have to fill out questions 1 and 2, the table below and part II of this form):



Type of security                        Name of the issuing     Number of        Total capital       Total voting rights
                                        institution             securities

Ordinary share, nominal value NLG 1.12  Unilever N.V.           26,424           NLG 29,594.88       295,948

Employee option on ordinary share of    Unilever N.V.           89,419           0                   0
nominal value NLG 1.12



Sort of security involved in the transaction

4.     type of security                              : Option

(Share/ Convertible bond/ Option/ Warrant/ Other)

5.     To be filled out if applicable


Nominal value of the (underlying) share               : N.A.

Option series     : 50 options in ordinary shares, granted on 15 September 1998 under the "Nederlands Aandelenoptieplan" (Netherlands Employee Option Plan)

Exercise price/conversion rate                        : EUR 57.63

Expiration date                                       : 15 September 2003

Transaction in the security indicated in questions 4 and 5

6.     Transaction date                               : "15 September 2003"

7a.     Number of securities acquired in the transaction          :

None, the 50 options were not exercised as they were 7under water resultating in the lapse of the options


b.     Number of securities sold in the transaction    :

8.     Purchase price and/or selling price             :

9.     Transaction according to an investment management agreement: O YES   X NO

10.     Statement of the total number of securities after the transaction:


Type of security                        Name of the issuing     Number of        Total capital       Total voting rights
                                        institution             securities

Ordinary share, nominal value NLG 1.12  Unilever N.V.           26,424           NLG 29,594.88       295,948


Employee option on ordinary share of    Unilever N.V.           89,369           0                   0
nominal value NLG 1.12


Notification under the 'regular' Wmz 1996

In the event that the percentage of your holding in the issuing institution comes within a bandwidth other than that immediately prior to the acquisition or disposal, you are also obliged to notify the percentage of your holding according to section 2 of the Wmz 1996. You can fill out the required information below.

Capital Interest (total)          %          Voting Rights (total)          %

- Direct actual                   %          - Direct actual                %

- Direct potential                %          - Direct potential             %

- Indirect actual                 %          - Indirect actual              %

- Indirect potential              %          - Indirect potential           %

Denominator Capital Interest EUR .....................

Denominator Voting Rights ......................(number)

1. Is this the first notification under section 2 of the Wmz 1996:     yes    no

2. Is this the first notification the issuing institution concerned:   yes    no

3. If a notification relates to an indirect interest, the applied allocation rule(s) must be indicated.

The allocation rules are;

- the Capital interest and/or Voting rights are at the disposal of a
  subsidiary                                                                  O

- the Capital interest and/or Voting rights are held by a third party for the
  account of the Person subject to notification duty                          O

- the Voting rights are pursuant to a voting rights agreement                 O


Part II notification form section 2a Wmz 1996

(Intended solely to enable the Netherlands Authority for the Financial Markets to verify this notification; this information will not be entered in the register)

Address of the person obliged to notify                       :

Postal code & residence of the person obliged to notify       :

What is the relation between the person obliged to notify and the issuing institution? Indicate by ticking the appropriate category:

1. Member of the Board of Directors                           : X  YES       NO

2. Member of the Board of Directors of an affiliated company  :    YES   X   NO

3. Member of the Supervisory Board                            :    YES   X   NO

4. Member of the Supervisory Board of an affiliated company   :    YES   X   NO

Is the notification made through the Compliance Officer of the issuing
institution:                                                    X  YES       NO

To the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct:

Name of the Contact person                    Date: 16 September 2003

Mr. W.G.M. Mulders

Unilever N.V.

Postbus 760

3000 DK Rotterdam

Telephone: +31-10-2174738

Telefax:: +31-10-2174419

E-mail: wouter.mulders@unilever.com


                                        Signature:

                                        J.A.A. van der Bijl

                                         Compliance Officer